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Adastra Labs Receives Health Canada Approval for the Amendment to Include Cocaine Under its Controlled Substances Dealer's License

LANGLEY, BC, February 22, 2023 - Adastra Holdings Ltd. (CSE: XTRX) (FRA: D2EP) ("Adastra" or the "Company"), a leading cannabis company focused on processing, adult-use and medical sales, organoleptic testing and analytical testing, is pleased to announce that Adastra Labs received approval from Health Canada on February 17, 2023, for its amendment to include cocaine as a substance that the Company can legally possess, produce, sell and distribute.

The Company received its Controlled Drug and Substances Dealer's License ("Dealer's License") on August 24, 2022. The Dealer's License also allows Adastra to possess, produce, sell and distribute up to 1,000 grams of psilocybin and psilocin.

The amended license allows Adastra to interact with up to 250 grams of cocaine and to import coca leaves to manufacture and synthesize the substance.

"Harm reduction is a critically important and mainstream topic, and we are staying at the forefront of drug regulations across the board," said Michael Forbes, CEO of Adastra. "We proactively pursued the amendment to our Dealer's License to include cocaine back in December 2022. We will evaluate how the commercialization of this substance fits in with our business model at Adastra in an effort to position ourselves to support the demand for a safe supply of cocaine."

Forbes has extensive experience working in the front lines of addiction medicine as a pharmacist in his multiple methadone pharmacies. He also has a specialty in compounding pharmacy and formulation and is the founder of Ageless Living, longevity-based interdisciplinary clinics. Forbes piloted a needle exchange program at the direction of the Centres for Disease Control and Prevention in 2010.

In British Columbia, there is a three-year exemption under the Controlled Drugs and Substances Act (CDSA) for adults 18 years and older to possess up to 2.5 grams of opioids, cocaine, methamphetamine, MDMA, or some combination thereof between January 31, 2023, and January 31, 2026 1.

Source:

1https://www.canada.ca/en/health-canada/news/2022/05/bc-receives-exemption-to-decriminalize-possession-of-some-illegal-drugs-for-personal-use.html

About Adastra Holdings Ltd.

Adastra is a leading manufacturer and supplier of innovative ethnobotanical and cannabis science products designed for the adult-use, medical markets and forward-looking therapeutic applications. Adastra is recognized as a high-capacity processor and co-manufacturer throughout Canada. Adastra's Phyto Extractions brand is well-known for its cannabis concentrate products, available on shelves at over 1,400 adult-use retailers across Canada. The Company also operates Adastra Labs Inc., a 13,500 sq. ft. agricultural-scale Health Canada licensed facility located in Langley, British Columbia, focused on extraction, distillation and manufacturing of cannabis-derived products. Adastra has successfully taken steps in becoming a licensed cultivator, tester, extractor, and seller of controlled substances, including psilocybin and psilocin, under its Controlled Substances Dealer's License. Adastra is poised to be a drug formulation and development leader in these emerging sectors. Adastra operates PerceiveMD, a multidisciplinary manufacturer for medical cannabis and psychedelic therapies, working alongside practitioners and healthcare professionals within the regulated environment to help create efficacious remedies that address the actual needs of patients. For more information, visit: www.adastraholdings.ca.

Contacts

Michael Forbes, CEO, Corporate Secretary & Director
(778) 715-5011
michael@adastraholdings.ca

Alyssa Barry, Investor Relations

(604) 997-0965
ir@adastraholdings.ca

Forward-Looking Information

This news release contains forward-looking information within the meaning of Canadian securities legislation concerning the business of the Company. Forward-looking information is based on certain key expectations and assumptions made by the management of the Company. Although the Company believes that the expectations and assumptions on which such forward looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward looking information in this news release includes statements regarding, but not limited to: the intention to evaluate how the commercialization of cocaine fits within the Company's business model; the intention to position the Company to support demand for a safe supply of cocaine; and the belief that the Company is poised to be a drug formulation and development leader in emerging sectors. There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking information. Important factors that could cause actual results to differ materially from those expressed in the forward-looking information include: changes in the laws and underlying regulations governing drugs in Canada; the availability of a qualified workforce; changes in regulations or licensing affecting the Company's business; patients' access to products containing controlled substances and other factors beyond the control of the Company. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.